                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           MicroStrategy Incorporated
-------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock - Class A
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    594972101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
-------------------------------------------------------------------------------
              Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                ------------------------

  Cusip No. 594972101               13G                    Page 2 of 17 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------

   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name HFTP Investment, L.L.C.
--------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)    [X]

                                                                 (b)    [_]
--------------------------------------------------------------------------------

   3.     SEC USE ONLY

--------------------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware limited liability company
          U.S.A.
--------------------------------------------------------------------------------

                                    5.    SOLE VOTING POWER
               NUMBER OF                  0
                                  ----------------------------------------------

                SHARES              6.    SHARED VOTING POWER
             BENEFICIALLY                 650 shares of Series A Convertible
                                             Preferred Stock (convertible into
               OWNED BY                      2,108,336 shares of Class A Common
                                             Stock)/1/
                 EACH                     530 shares of Series B Convertible
                                             Preferred Stock (convertible into
               REPORTING                     424,000 shares of Class A Common
                                             Stock)/2/
                PERSON            ----------------------------------------------

                 WITH               7.    SOLE DISPOSITIVE POWER
                                          0
                                  ----------------------------------------------

                                    8.    SHARED DISPOSITIVE POWER
                                          See Row 6 above.
--------------------------------------------------------------------------------

   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Row 6 above.
--------------------------------------------------------------------------------

   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [_]
--------------------------------------------------------------------------------

   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          Approximately 5.5% as of December 31, 2001. (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.    TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

/1// The Series A Convertible Preferred Stock also accrues dividends at a
 -
rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2// The Series B Convertible Preferred Stock also accrues dividends at a rate
 -
of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

------------------------                                ------------------------

  Cusip No. 594972101               13G                    Page 3 of 17 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------

   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Name Promethean Asset Management, L.L.C.
--------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)    [X]

                                                                 (b)    [_]
--------------------------------------------------------------------------------

   3.     SEC USE ONLY

--------------------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware limited liability company
          U.S.A.
--------------------------------------------------------------------------------

                                    5.    SOLE VOTING POWER
               NUMBER OF                  0
                                  ----------------------------------------------

                SHARES              6.    SHARED VOTING POWER
             BENEFICIALLY                 650 shares of Series A Convertible
                                             Preferred Stock (convertible into
               OWNED BY                      2,108,336 shares of Class A Common
                                             Stock)/1/
                 EACH                     530 shares of Series B Convertible
                                             Preferred Stock (convertible into
               REPORTING                     424,000 shares of Class A Common
                                             Stock)/2/
                PERSON            ----------------------------------------------

                 WITH               7.    SOLE DISPOSITIVE POWER
                                          0
                                  ----------------------------------------------

                                    8.    SHARED DISPOSITIVE POWER
                                          See Row 6 above.
--------------------------------------------------------------------------------

   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Row 6 above.
--------------------------------------------------------------------------------

   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------

   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          Approximately 5.5% as of December 31, 2001. (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.    TYPE OF REPORTING PERSON*
          OO; HC
--------------------------------------------------------------------------------

/1// The Series A Convertible Preferred Stock also accrues dividends at a
 -
rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2// The Series B Convertible Preferred Stock also accrues dividends at a rate
 -
of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

------------------------                                ------------------------

  Cusip No. 594972101               13G                    Page 4 of 17 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------

   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name James F. O'Brien, Jr.
--------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)    [X]

                                                                 (b)    [_]
--------------------------------------------------------------------------------

   3.     SEC USE ONLY

--------------------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S. Citizen
          U.S.A.
--------------------------------------------------------------------------------

                                    5.    SOLE VOTING POWER
               NUMBER OF                  0
                                  ----------------------------------------------

                SHARES              6.    SHARED VOTING POWER
             BENEFICIALLY                 650 shares of Series A Convertible
                                             Preferred Stock (convertible into
               OWNED BY                      2,108,336 shares of Class A Common
                                             Stock)/1/
                 EACH                     530 shares of Series B Convertible
                                             Preferred Stock (convertible into
               REPORTING                     424,000 shares of Class A Common
                                             Stock)/2/
                PERSON            ----------------------------------------------

                 WITH               7.    SOLE DISPOSITIVE POWER
                                          0
                                  ----------------------------------------------

                                    8.    SHARED DISPOSITIVE POWER
                                          See Row 6 above.
--------------------------------------------------------------------------------

   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Row 6 above.
--------------------------------------------------------------------------------

   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------

   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          Approximately 5.5% as of December 31, 2001. (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.    TYPE OF REPORTING PERSON*
          IN; HC
--------------------------------------------------------------------------------

/1// The Series A Convertible Preferred Stock also accrues dividends at a
 -
rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2// The Series B Convertible Preferred Stock also accrues dividends at a rate
 -
of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

------------------------                                ------------------------
  Cusip No. 594972101               13G                    Page 5 of 17 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------

   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name Promethean Investment Group, L.L.C.
--------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                        [X]
                                                                 (b)
                                                                        [_]
--------------------------------------------------------------------------------

   3.     SEC USE ONLY

--------------------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York limited liability company
                   U.S.A.
--------------------------------------------------------------------------------

                                    5.    SOLE VOTING POWER
               NUMBER OF                           0
                                  ----------------------------------------------

                SHARES              6.    SHARED VOTING POWER
             BENEFICIALLY                 650 shares of Series A Convertible
               OWNED BY                      Preferred Stock (convertible into
                 EACH                        2,108,336 shares of Class A Common
               REPORTING                     Stock)/1/
                PERSON                    530 shares of Series B Convertible
                 WITH                        Preferred Stock (convertible into
                                             424,000 shares of Class A Common
                                             Stock)/2/
                                  ----------------------------------------------

                                    7.    SOLE DISPOSITIVE POWER
                                                   0
                                  ----------------------------------------------

                                    8.    SHARED DISPOSITIVE POWER
                                          See Row 6 above.
--------------------------------------------------------------------------------

   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Row 6 above.
--------------------------------------------------------------------------------

   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*                                               [_]
--------------------------------------------------------------------------------

   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          Approximately 5.5% as of December 31, 2001. (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.    TYPE OF REPORTING PERSON*
                                  OO; HC
--------------------------------------------------------------------------------



/1/ The Series A Convertible Preferred Stock also accrues dividends at a
 -
rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

------------------------                                ------------------------
  Cusip No. 594972101               13G                    Page 6 of 17 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------

   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name HFTP Managers LLC.
--------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                        [X]
                                                                 (b)
                                                                        [_]
--------------------------------------------------------------------------------

   3.     SEC USE ONLY

--------------------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware limited liability company
                   U.S.A.
--------------------------------------------------------------------------------

                                    5.    SOLE VOTING POWER
               NUMBER OF                           0
                                  ----------------------------------------------

                SHARES              6.    SHARED VOTING POWER
             BENEFICIALLY                 650 shares of Series A Convertible
               OWNED BY                      Preferred Stock (convertible into
                 EACH                        2,108,336 shares of Class A Common
               REPORTING                     Stock)/1/
                PERSON                    530 shares of Series B Convertible
                 WITH                        Preferred Stock (convertible into
                                             424,000 shares of Class A Common
                                             Stock)/2/
                                  ----------------------------------------------

                                    7.    SOLE DISPOSITIVE POWER
                                                   0
                                  ----------------------------------------------

                                    8.    SHARED DISPOSITIVE POWER
                                          See Row 6 above.
--------------------------------------------------------------------------------

   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Row 6 above.
--------------------------------------------------------------------------------

   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*                                               [_]
--------------------------------------------------------------------------------

   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          Approximately 5.5% as of December 31, 2001. (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.    TYPE OF REPORTING PERSON*
                                  OO; HC
--------------------------------------------------------------------------------



/1/ The Series A Convertible Preferred Stock also accrues dividends at a
 -
rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

------------------------                                ------------------------
  Cusip No. 594972101               13G                    Page 7 of 17 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------

   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name Heracles Fund
--------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                        [X]
                                                                 (b)
                                                                        [_]
--------------------------------------------------------------------------------

   3.     SEC USE ONLY

--------------------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands corporation
                   U.S.A.
--------------------------------------------------------------------------------

                                    5.    SOLE VOTING POWER
               NUMBER OF                           0
                                  ----------------------------------------------

                SHARES              6.    SHARED VOTING POWER
             BENEFICIALLY                 650 shares of Series A Convertible
               OWNED BY                      Preferred Stock (convertible into
                 EACH                        2,108,336 shares of Class A Common
               REPORTING                     Stock)/1/
                PERSON                    530 shares of Series B Convertible
                 WITH                        Preferred Stock (convertible into
                                             424,000 shares of Class A Common
                                             Stock)/2/
                                  ----------------------------------------------

                                    7.    SOLE DISPOSITIVE POWER
                                                   0
                                  ----------------------------------------------

                                    8.    SHARED DISPOSITIVE POWER
                                          See Row 6 above.
--------------------------------------------------------------------------------

   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Row 6 above.
--------------------------------------------------------------------------------

   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*                                               [_]
--------------------------------------------------------------------------------

   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          Approximately 5.5% as of December 31, 2001. (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.    TYPE OF REPORTING PERSON*
                                  OO; HC
--------------------------------------------------------------------------------



/1/ The Series A Convertible Preferred Stock also accrues dividends at a
 -
rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

------------------------                        -------------------------------

CUSIP NO. 594972101               13G                   Page 8 of 17 Pages
------------------------                        -------------------------------
--------------------------------------------------------------------------------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Name Promethean Managers LLC
--------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [X]
                                                               (b)  [_]
--------------------------------------------------------------------------------

   3.      SEC USE ONLY

--------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware limited liability company
           U.S.A.
--------------------------------------------------------------------------------

                                           5.    SOLE VOTING POWER

               NUMBER OF                         0
                                         ---------------------------------------
                SHARES
                                           6.    SHARED VOTING POWER
             BENEFICIALLY
                                                 650 shares of Series A
               OWNED BY                            Convertible Preferred Stock
                                                   (convertible into 2,108,336
                 EACH                              shares of Class A Common
                                                   Stock)/1/
               REPORTING                         530 shares of Series B
                                                   Convertible Preferred Stock
                                                   (convertible into 424,000
                PERSON                             shares of Class A Common
                                                   Stock)/2/
                 WITH                    ---------------------------------------

                                           7.    SOLE DISPOSITIVE POWER

                                                 0
                                         ---------------------------------------

                                           8.    SHARED DISPOSITIVE POWER

                                                 See Row 6 above.
--------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Row 6 above.
--------------------------------------------------------------------------------

   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                  [_]

--------------------------------------------------------------------------------

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Approximately 5.5% as of December 31, 2001. (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.     TYPE OF REPORTING PERSON*

           OO; HC
--------------------------------------------------------------------------------

/1//  The Series A Convertible Preferred Stock also accrues dividends at a
 -
rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2//  The Series B Convertible Preferred Stock also accrues dividends at a rate
 -
of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

------------------------                        -------------------------------

CUSIP NO. 594972101                13G                  Page 9 of 17 Pages
------------------------                        -------------------------------
--------------------------------------------------------------------------------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Name Themis Managers LLC
--------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [X]
                                                               (b)  [_]
--------------------------------------------------------------------------------

   3.      SEC USE ONLY

--------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware limited liability company
           U.S.A.
--------------------------------------------------------------------------------

                                           5.    SOLE VOTING POWER

               NUMBER OF                         0
                                         ---------------------------------------
                SHARES
                                           6.    SHARED VOTING POWER
             BENEFICIALLY
                                                 650 shares of Series A
               OWNED BY                            Convertible Preferred Stock
                                                   (convertible into 2,108,336
                 EACH                              shares of Class A Common
                                                   Stock)/1/
               REPORTING                         530 shares of Series B
                                                   Convertible Preferred Stock
                                                   (convertible into 424,000
                PERSON                             shares of Class A Common
                                                   Stock)/2/
                 WITH                    ---------------------------------------

                                           7.    SOLE DISPOSITIVE POWER

                                                 0
                                         ---------------------------------------

                                           8.    SHARED DISPOSITIVE POWER

                                                 See Row 6 above.
--------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Row 6 above.
--------------------------------------------------------------------------------

   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                  [_]

--------------------------------------------------------------------------------

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Approximately 5.5% as of December 31, 2001. (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.     TYPE OF REPORTING PERSON*

           OO; HC
--------------------------------------------------------------------------------

/1//  The Series A Convertible Preferred Stock also accrues dividends at a
 -
rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2//  The Series B Convertible Preferred Stock also accrues dividends at a rate
 -
of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

------------------------                        -------------------------------

CUSIP NO. 594972101                13G                  Page 10 of 17 Pages
------------------------                        -------------------------------
--------------------------------------------------------------------------------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Name Themis Partners L.P.
--------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [X]
                                                               (b)  [_]
--------------------------------------------------------------------------------

   3.      SEC USE ONLY

--------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware limited partnership
           U.S.A.
--------------------------------------------------------------------------------

                                           5.    SOLE VOTING POWER

               NUMBER OF                         0
                                         ---------------------------------------
                SHARES
                                           6.    SHARED VOTING POWER
             BENEFICIALLY
                                                 650 shares of Series A
               OWNED BY                            Convertible Preferred Stock
                                                   (convertible into 2,108,336
                 EACH                              shares of Class A Common
                                                   Stock)/1/
               REPORTING                         530 shares of Series B
                                                   Convertible Preferred Stock
                                                   (convertible into 424,000
                PERSON                             shares of Class A Common
                                                   Stock)/2/
                 WITH                    ---------------------------------------

                                           7.    SOLE DISPOSITIVE POWER

                                                 0
                                         ---------------------------------------

                                           8.    SHARED DISPOSITIVE POWER

                                                 See Row 6 above.
--------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Row 6 above.
--------------------------------------------------------------------------------

   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                  [_]

--------------------------------------------------------------------------------

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Approximately 5.5% as of December 31, 2001. (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.     TYPE OF REPORTING PERSON*

           PN; HC
--------------------------------------------------------------------------------

/1//  The Series A Convertible Preferred Stock also accrues dividends at a
 -
rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2//  The Series B Convertible Preferred Stock also accrues dividends at a rate
 -
of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

--------------------                                      ---------------------
CUSIP NO. 594972101                13G                    Page 11 of 17 Pages
--------------------                                      ---------------------

Item 1(a)       Name of Issuer:   MicroStrategy Incorporated

         1(b)   Address of Issuer's Principal Executive Offices:

                                  8000 Towers Crescent Drive
                                  Vienna, Virginia 22182

Item 2(a)       Name of Person Filing
Item 2(b)       Address of Principal Business Office
Item 2(c)       Citizenship

                                  HFTP Investment L.L.C.
                                  750 Lexington Avenue, 22/nd/ Floor
                                  New York, New York 10022
                                  Delaware limited liability company

                                  Promethean Asset Management, L.L.C.
                                  750 Lexington Avenue, 22/nd/ Floor
                                  New York, New York 10022
                                  Delaware limited liability company

                                  James F. O'Brien, Jr.
                                  750 Lexington Avenue, 22/nd/ Floor
                                  New York, New York 10022
                                  U.S. citizen

                                  Promethean Investment Group, L.L.C.
                                  750 Lexington Avenue, 22/nd/ Floor
                                  New York, New York 10022
                                  New York limited liability company

                                  HFTP Managers LLC
                                  750 Lexington Avenue, 22/nd/ Floor
                                  New York, New York 10022
                                  Delaware limited liability company

                                  Heracles Fund
                                  c/o Promethean Asset Management, L.L.C.
                                  750 Lexington Avenue, 22/nd/ Floor
                                  New York, New York 10022
                                  Cayman Island corporation

                                  Promethean Managers LLC
                                  750 Lexington Avenue, 22/nd/ Floor
                                  New York, New York 10022
                                  Delaware limited liability company

---------------------                                  ----------------------
CUSIP NO. 594972101                  13G                Page 12 of 17 Pages
---------------------                                  ----------------------

                       Themis Managers LLC
                       750 Lexington Avenue, 22/nd/ Floor
                       New York, New York 10022
                       Delaware limited liability company

                       Themis Partners L.P.
                       750 Lexington Avenue, 22/nd/ Floor
                       New York, New York 10022
                       Delaware limited partnership

         2(d) Title of Class of Securities:

                       Class A Common Stock, par value $0.001 per share

         2(e) CUSIP Number:        594972101.

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

              (a) [__] Broker or dealer registered under Section 15 of the
                       Exchange Act;

              (b) [__] Bank as defined in Section 3(a)(6) of the Exchange Act;

              (c) [__] Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act;

              (d) [__] Investment company registered under Section 8 of the
                       Investment Company Act;

              (e) [__] An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);

              (f) [__] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [__] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

              (h) [__] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

              (i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) [__] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

---------------------                                      --------------------
CUSIP NO. 594972101                  13G                   Page 13 of 17 Pages
---------------------                                      --------------------

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4   Ownership:

HFTP INVESTMENT L.L.C.
PROMETHEAN ASSET MANAGEMENT, L.L.C.
JAMES F. O'BRIEN, JR.
PROMETHEAN INVESTMENT GROUP, L.L.C.
HFTP MANAGERS LLC
HERACLES FUND
PROMETHEAN MANAGERS LLC
THEMIS MANAGERS LLC
THEMIS PARTNERS L.P.

         (a)      Amount beneficially owned:

650 shares of Series A Convertible Preferred Stock (convertible into 2,108,336 shares of Class A Common Stock)/1/

530 shares of Series B Convertible Preferred Stock (convertible into 424,000 shares of Class A Common Stock)/2/

         (b)      Percent of Class:

Approximately 5.5% as of December 31, 2001. (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock referred to in item (a) above.)




/1/ The series A Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 an Item 4.

/2/ The Series B Convertible Preferred Stock also accrues dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 an Item 4.

--------------------                                       --------------------
CUSIP NO. 594972101                     13G                Page 14 of 17 Pages
--------------------                                       --------------------


         (c)   Number of shares as to which such person has:

               (i)     sole power to vote or to direct the vote:

                                0

               (ii)    shared power to vote or to direct the vote:

                       See item (a) above.

               (iii)   sole power to dispose or to direct the disposition of:

                                0

               (iv)    shared power to dispose or to direct the disposition of:

                       See item (a) above.

/3/The securities reported herein include securities that the Reporting Persons may acquire in the future through the conversion of (i) 650 shares of the Series A Convertible Preferred Stock (the "Series A Preferred Shares"), which may be converted by the Reporting Persons at any time prior to and including June 19, 2002, subject to extension under certain circumstances as described below (the "Series A Maturity Date"), into shares of the Company's Class A Common Stock (the "Common Stock") at the conversion price described below and (ii) 530 shares of the Series B Convertible Preferred Stock (the "Series B Preferred Shares"), which may be converted by the Reporting Persons at any time prior to June 14, 2004 (the "Series B Maturity Date"), into shares of Common Stock at the conversion price of $12.50 (subject to adjustment to prevent dilution). The number of shares of Common Stock into which the Series A Preferred Shares are convertible as December 31, 2001 is based on a conversion price of $3.083. The Series A Preferred Shares were issued on June 19, 2000, and the Series B Preferred Shares were issued on June 14, 2001. At the election of the Company, subject to certain limitations, the Series A Maturity Date may be extended until June 19, 2004 (subject to further extension under certain circumstances). As of December 31, 2001, the conversion price of the Series A Preferred Shares was $3.083.

The Conversion Price for the Series A Preferred Shares (the "Series A Conversion Price") initially was $33.3854 (subject to adjustment to prevent dilution). The Series A Conversion Price is subject to an annual adjustment. If the average of the weighted average price (as reported by Bloomberg) of the Common Stock on the 10 trading days following June 19, 2001, June 19, 2002, June 19, 2003 or June 19, 2004 (each, with respect to each such date, the "Market Price") is less than the Series A Conversion Price in effect immediately prior to such date, then on and after the 11th trading day following each such date the Series A Conversion Price will be equal to the Market Price with respect to such date, subject to further adjustment. As a result, if the weighted average price of the Common Stock fluctuates, the number of shares of Common Stock which

--------------------                                       --------------------
CUSIP NO. 594972101                     13G                Page 15 of 17 Pages
--------------------                                       --------------------

holders of the Series A Preferred Shares may be deemed to beneficially own may fluctuate without any action taken by the holders of the Series A Preferred Shares.

On the Series A Maturity Date, the Company shall either redeem the outstanding Series A Preferred Shares or convert the Series A Preferred Shares into shares of Common Stock at a conversion price equal to 95% of the Common Stock's average "weighted average price" (as reported by Bloomberg) for the 30 trading days immediately preceding the Series A Maturity Date. As a result, as the weighted average price of the Common Stock fluctuates, the number of shares of Common Stock which holders of the Series A Preferred Shares may be deemed to beneficially own will change at the Series A Maturity Date without any action taken by the holders of the Series A Preferred Shares.

The Series A Preferred Shares accrue dividends at the rate of 7% per annum from June 19, 2000, payable in cash or Common Stock at the option of the Company (with certain exceptions) quarterly, beginning on the earlier of December 18, 2000 and the date that is 10 days after a registration statement covering the Common Stock issuable upon conversion of the Series A Preferred Shares is declared effective by the Securities and Exchange Commission. If the Company meets the necessary requirements and elects to pay dividends in shares of Common Stock, the conversion price for such dividends would be equal to 95% of the arithmetic average of the weighted average prices of the Common Stock on its principal market during the five (5) consecutive trading days immediately preceding the dividend date. As of the date of this Schedule 13G, the Series A Preferred Shares had accrued dividends of approximately $114,684.93.

On the Series B Maturity Date, the Company shall either redeem the outstanding Series B Preferred Shares or convert the Series B Preferred Shares into shares of Common Stock at a conversion price equal to 95% of the Common Stock's average "weighted average price" (as reported by Bloomberg) for the 30 trading days immediately preceding the Series B Maturity Date. As a result, as the weighted average price of the Common Stock fluctuates, the number of shares of Common Stock which holders of the Series B Preferred Shares may be deemed to beneficially own will change at the Series B Maturity Date without any action taken by the holders of the Series B Preferred Shares.

The Series B Preferred Shares accrue dividends at the rate of 12.5% per annum from June 14, 2001, payable in cash or Common Stock at the option of the Company (with certain exceptions) on the first day of each calendar quarter. If the Company meets the necessary requirements and elects to pay dividends in shares of Common Stock, the conversion price for such dividends would be equal to 95% of the arithmetic average of the weighted average prices of the Common Stock on its principal market during the five (5) consecutive trading days immediately preceding the dividend date. As of December 31, 2001, the Series B Preferred Shares had accrued dividends of approximately $166,986.30.

Pursuant to the terms of the Preferred Shares, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                     ---------------------
CUSIP NO. 594972101                    13G                Page 16 of 17 Pages
---------------------                                     ---------------------


Item 5   Ownership of Five Percent or Less of a Class:
                 Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                 Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                 See Item 2 above.

Item 8   Identification and Classification of Members of the Group:
                 Not Applicable.

Item 9   Notice of Dissolution of Group:
                 Not Applicable.

-----------------                                          ---------------------
CUSIP 594972101                        13G                 Page 17 of 17 Pages
-----------------                                          ---------------------
Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2002


 /s/ James F. O'Brien, Jr.                  HERACLES FUND
-----------------------------------------
James F. O'Brien, Jr.

                                            By:Promethean Asset Management, L.L.C.
HFTP INVESTMENT L.L.C.                      Its: Investment Advisor

By:   Promethean Asset Management, L.L.C.   By: /s/ James F. O'Brien, Jr.
Its:  Investment Manager                    ---------------------------------------
                                            Name: James F. O'Brien, Jr.
                                            Title: Managing Member

By: /s/ James F. O'Brien, Jr.
   --------------------------------------
      Name: James F. O'Brien, Jr.           PROMETHEAN MANAGERS LLC
      Title: Managing Member
                                            By: /s/ James F. O'Brien, Jr.
                                                -----------------------------------
PROMETHEAN ASSET                            Name: James F. O'Brien, Jr.
      MANAGEMENT, L.L.C.                    Title: Managing Member

By: /s/ James F. O'Brien, Jr.
    -------------------------------------
      Name: James F. O'Brien, Jr.           THEMIS MANAGERS LLC
      Title: Managing Member                By: Promethean Managers LLC
                                            Its: Managing Member

PROMETHEAN INVESTMENT
      GROUP, L.L.C.                         By: /s/ James F. O'Brien, Jr.
                                               ------------------------------------
                                                Name: James F. O'Brien, Jr.
By: /s/ James F. O'Brien, Jr.                   Title: Managing Member
    -------------------------------------
      Name: James F. O'Brien, Jr.
      Title: Managing Member

                                            THEMIS PARTNERS L.P.

HFTP MANAGERS LLC                           By: Themis Managers LLC
                                            Its: General Partner
By:   Promethean Managers LLC               By: Promethean Managers LLC
Its:  Managing Member                       Its: Managing Member

By: /s/ James F. O'Brien, Jr.               By: /s/ James F. O'Brien, Jr.
   --------------------------------------      ------------------------------------
      Name: James F. O'Brien, Jr.               Name: James F. O'Brien, Jr.
      Title: Managing Member                    Title: Managing Member